                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          e-Auction Global Trading Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

Nevada                                     Pending
-------------------------------            ------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

181 Bay Street, BCE Place, Suite 3730
Toronto, Ontario, Canada                   M5J 2T3
----------------------------------------   -----------
(Address of principal executive offices)   Postal Code

(416) 214-1587
---------------------------
(Issuer's telephone number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $0.001.

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                                     - 2 -


TABLE OF CONTENTS

PART I

Item 1   -        Description of Business
Item 2   -        Plan of Operation
Item 3   -        Description of Property
Item 4   -        Security Ownership of Certain Beneficial Owners and Management
Item 5   -        Directors, Executive Officers, Promoters and Control Persons
Item 6   -        Executive Compensation
Item 7   -        Certain Relationships and Related Transactions
Item 8   -        Description of Securities

PART II

Item 1   -        Market Price of and Dividends on the Registrant's Common
                  Equity and Other Stockholder Matters
Item 2   -        Legal Proceedings
Item 3   -        Changes in and Disagreements with Accountants
Item 4   -        Recent Sales of Unregistered Securities
Item 5   -        Indemnification of Directors and Officers

PART F/S

Financial Information

PART III

Item 1   -        Index to Exhibits
Item 2   -        Description of Exhibits


                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS

INTRODUCTORY STATEMENT

e-Auction Global Trading Inc. ("e-Auction") has elected to file this Form 10-SB General Form for Registration of Securities of Small Business Issuers ("Registration Statement") on a voluntary basis in order to become a reporting issuer under the SECURITIES EXCHANGE ACT OF 1934 (the "Act"). Pursuant to the National Association of Securities Dealers, Inc.'s rules, in order for e-Auction to continue its listing on the OTC Bulletin Board ("OTCBB"), e-Auction must become a reporting issuer under the Act. e-Auction's common stock is currently traded on the OTCBB under the symbol "EAUC".

This Registration Statement, including the information incorporated herein by reference, contains forward-looking statements including statements regarding e-Auction's business, growth strategies and anticipated trends in e-Auction's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond e-Auction's control. Actual results could differ materially from the forward-looking statements included herein as a result of factors described in this section under the heading "Risk Factors".

e-Auction was originally organized by the filing of articles of incorporation (the "Articles of Incorporation") with the Secretary of State of the State of Nevada on January 8, 1998 under the name "Kazari International, Inc." ("Kazari"). The Articles of Incorporation of Kazari authorized the issuance of forty million (40,000,000) shares of common stock at a par value of $0.001 per share.

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                                    - 3 -


On February 26, 1999, Kazari, e-Auction Global Trading Inc. (Barbados) ("e-Auction (Barbados)") and QFG Holdings Limited ("QFG") entered into a share exchange agreement (the "Share Exchange Agreement"). At the time of the Share Exchange Agreement, QFG was the owner of thirty four million five hundred thousand (34,500,000) common shares in the capital of e-Auction (Barbados) (the "e-Auction (Barbados) Shares"), which e-Auction (Barbados) Shares represented all of the issued and outstanding common shares in the capital of e-Auction (Barbados). Pursuant to the terms of the Share Exchange Agreement, Kazari purchased the e-Auction (Barbados) Shares in exchange for thirty four million five hundred thousand (34,500,000) common shares in the capital of Kazari being issued from treasury to the shareholders of e-Auction (Barbados) on a one for one basis. Kazari had no viable business activities at the time of the Share Exchange Agreement.

On June 10, 1999, Kazari amended its articles of incorporation by filing a Certificate of Amendment of Articles of Incorporation (the "Certificate") with the Secretary of the State of Nevada, which Certificate amended Kazari's name to "e-Auction Global Trading Inc." and increased the number of authorized shares of common stock from forty million (40,000,000) shares of common stock, par value $0.001 to two hundred and fifty million (250,000,000) shares of common stock, par value $0.001.

e-Auction currently has one wholly owned subsidiary, e-Auction (Barbados), which in turn has one wholly owned subsidiary, e-Auction Global Trading Inc. (Canada).

On June 30, 1999, e-Auction entered into a letter of intent with Schelfhout Computer Systemen N.V. ("Schelfhout"), a company incorporated under the laws of Belgium in 1983, to acquire all of the issued and outstanding shares in the capital of Schelfhout. As of the date of filing this Registration Statement, the acquisition of Schelfhout has not yet been completed. A detailed description of Schelfhout's business activities is described below.

BUSINESS ACTIVITIES OF E-AUCTION

e-Auction is a development stage company with the principal objective to be a provider of real time, electronic auction and related financial services to auctioneers selling commodities. e-Auction's market strategy is to become a world leader in the electronic perishable commodity auctions in the short term, and expand its world leadership into the electronic commodity auctions in the longer term.

According to Forrester Research Inc.(1) ("Forrester"), the on-line auction market is divided into the following four categories; (i) commodity auctions;
(ii) business consignment auctions; (iii) consumer auctions; and (iv) private auctions. e-Auction will specialize in commodity auctions, which Forrester estimates to account more than 50% of the total value of business auction transactions.



--------
(1) Forrester Research Inc., Business Trade & Technology Strategies, March 1998.

                                   [GRAPHIC]


THE EMERGING ELECTRONIC AUCTION MARKET

The on-line auction model has emerged as a significant channel and electronic commerce methodology in the business to consumer market ("B2C"), also referred to as "Independent Auctions", with such companies as eBay, Onsale, uBid and Bid.com currently providing such services.

However, according to Forrester, the real potential for electronic auctions lies in the business to business market ("B2B") also referred to as "Commodity Auctions". Forrester predicts the trade in Commodity Auctions will reach US$32.2 billion by the year 2002 versus only US$5.5 billion dollars for Independent) Auctions.

e-Auction was founded to capitalize on the market opportunity to provide B2B electronic auction services. On February 1, 1999, e-Auction (Barbados) acquired the internet auctioning software, technology and other intellectual property assets of Generated Solutions Ltd. ("GSL"). GSL had been providing its propriety internet auctioning technology to a number of auction houses conducting electronic auctions. On February 1, 1999, e-Auction (Barbados) acquired the intellectual property assets of National Electronic Marketing Inc. ("NEMI"). NEMI assets included the exclusive rights to market GSL's internet auctioning software outside of North America and non-exclusive North American rights. Upon the completion of the Share Exchange Agreement, e-Auction acquired the rights to market and exploit the GSL and NEMI technologies.

There are a number of components to the e-Auction/GSL trading platform, as discussed below:

DYNAMIC TRADE SERVER(S)
These server applications are written in Java (and/or C++). They are the multi-threaded engines that manage all dynamic trading (auctioning). They support English and Dutch style auctioning as well as bid/offer and bid/ask trading. They also support reverse or procurement auctions.

The servers communicate to the client through sockets, RMI (Remote Method Invocation) and/or HTML pages (Java Server Pages). The C++ implementation of the trade server must be hosted on a Windows NT platform. The Java implementations of the trade servers are platform independent and may be hosted on any computer platform that provides a Java Virtual Machine version 1.1.7 or above.

DYNAMIC TRADE CLIENT(S)
There are different trade clients depending on the style of dynamic trade server used. For Dutch, English and Procurement auctions, the client is either a Java applet or application. For bid/offer auctions, the client

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                                     - 5 -

is provided as HTML pages hosted on a web site. The bid/ask trading server will support both a Java client and HTML page interface.

TRADE INFO CATALOGUE
The trade info catalogue is the repository that contains all lot listings for the sales that are scheduled on the platform. This data is managed by a SQL database and can be accessed through the trade info manager. The information is also accessed by the trade servers when the auctions are running.

TRADE INFO MANAGER
The trade info manager is available as a Java application or as a set of HTML pages (JSP/Servlet based). It is used to maintain the information contained in the trade info catalogue. The info manager provides a generic interface through which an auction house may enter the lot information for their sales and configure their sale parameters.

TRADE ACCOUNTING SERVER
As auction sales are completed, the data from those sales is summarized and copied to the trade accounting server. This repository and interface is used to provide billing information for customer settlement with e-Auction. This is not the settlement of the auction sale itself, but rather the transactional fees due to e-Auction for the use of the platform.

TRADE HISTORY SERVER
As auction sales are completed, the data from those sales is moved to the trade history server. This repository and interface is used to provide historical analysis of the auction results. It provides a JSP/Servlet interface to produce historical reports.

TRADE SETTLEMENT SYSTEM
The trade settlement system for any particular dynamic trader (auction house) typically includes invoice printing for buyers, cheque printing for sellers, collection or deduction of commissions, insurance fees, taxes, etc. It may also include lot delivery scheduling and lot grading or inspection processes. There is no generic system for trade settlement, but rather there is a framework that is tailored to each dynamic trader (auction house). The system can be web-based (HTML, Java Applet) or client-based (Java or other application).

FINANCIAL SERVICES INTERFACE
Integration to e-Auction's financial services back-end will be offered through an integration interface. This interface will allow a dynamic trader to host the financial services on a web-site or access them through e-Auction's web site(s).

e-Auction believes that an enormous opportunity awaits the company which can successfully integrate and efficiently deliver the various components and services of a dynamic global trading solution. e-Auction intends to deliver such a global trading system in the form of an entirely new distribution channel which will:

       (i) improve economic efficiency in the management of sales and distribution;

       (ii) improve information flow and product availability to potential purchasers; and

       (iii) lower the cost of sales by exploiting internet technologies and sharing a technology platform.

e-Auction has the potential to be successful and profitable because it is targeting low risk established high volume B2B auction and commodity exchange markets. e-Auction's high value and high margin transactional revenue model will help ensure sustainable growth for the long term.

GOVERNMENTAL APPROVAL, REGULATION AND ENVIRONMENTAL COMPLIANCE

Other than general business licensing requirements, e-Auction is unaware of any governmental approval which is necessary for e-Auction's operations in the perishable commodity trading sector. In addition, e-

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                                     - 6 -


Auction is unaware of any existing or probable governmental regulations on the perishable commodity trading sector.

Given the nature of e-Auction's business, e-Auction does not anticipate any material costs associated with compliance with federal, state and local environmental laws and regulations.

e-Auction is not aware of any federal, state or local laws and regulations regulating the Internet at this time which would materially affect e-Auction's business activities.

REVENUE FROM FINANCIAL SERVICE

e-Auction's intention is not to disintermediate the auction house, but rather make the process more transparent to those involved in the auction process. Currently, there are multiple steps in the auction process (from the actual auction to providing foreign exchange services, settlement services, the insurance of goods in transit and the delivery of the goods). Therefore, individual buyers and sellers have to arrange the ancillary services around the auction themselves. e-Auction proposes to provide a cradle to grave solution for the buyers and sellers. Initially, e-Auction will focus on the financial services component which includes foreign exchange services and settlement services.

With the acquisition of Schelfhout, the Schelfhout computer system will continue to provide software solutions to an existing customer base with international trade. The "new" Schelfhout system will allow individual buyers to conduct their auction purchases on the Internet in their own domestic currency. e-Auction will generate revenue from both the foreign exchange and the settlement services.

SCHELFHOUT COMPUTER SYSTEMEN N.V.

When it was established in 1983, Schelfhout focused on two market sectors: (i) the computerization of auctions; and (ii) automation for the preservation of perishable products. As an ancillary to the auction system, a modular graphic display panel was developed by Schelfhout in 1992 and added to the product range.

As one of the world's leading solutions provider for perishable commodity (fish, flower, fruits and vegetables) auction houses, Schelfhout has developed over 150 electronic trading systems for numerous selling organizations all over the world. Schelfhout delivers the tools to bring together supply and demand under optimum conditions and thus create a better market situation. Because of its experience in the marketing of perishable goods and the development of customized hardware and software solutions in this niche market, Schelfhout takes pride in its unsurpassed knowledge of the sector of which it has now become Europe's leading manufacturer.

Schelfhout has developed a range of controllers with microprocessors, customized for the following market segments :

-    ULO (ultra low oxygen) preservation of hard fruit,
- Short-term preservation of soft fruit, exotic fruit, vegetables, plants and flowers, and
- General temperature control for preservation of deep-frozen and cooled products.

Schelfhout's controllers are also used to control condensers, gas analysis, energy management, etc.

Schelfhout has developed a graphic modular display panel on which text, logos and drawings can be displayed. This innovative concept offers numerous advantages over standard systems:

-    unlimited dimensions,
-    storage capacity of more than 100 graphic images, and
- various special effects are included as standard: scrolling, blinking and animation via fast displays of successive images

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                                     - 7 -


                     EVOLUTION OF THE AUCTION SYSTEMS MODEL


                                   [GRAPHIC]


EURONET PORTALS

Upon completion of the acquisition of Schelfhout, e-Auction and Schelfhout will jointly launch EuroNet Trading Portals which can be described as pan-European networks targeted to link Schelfhout's existing standalone European systems, which currently trade approximately US$7 billion dollars in perishable commodities per year.

The networks will be launched into the following three vertical markets:

- 38 Fish Auctions                    Approximately US $2.0 billion in trade volume annually
- 29 Fruits and Vegetables Auctions   Approximately US $2.4 billion in trade volume annually
- 11 Flower Auctions                  Approximately US $2.4 billion in trade volume annually

The EuroNet Trading Portals will link existing Schelfhout clients using the Internet, extranet and X.25 networks, as well as clients interested in migrating to Internet Protocol ("IP") based networks.

The EuroNet Trading Portals for fish, fruit, vegetables and flower will consist of the development of European auction networks which will offer financial settlement services and foreign exchange services as their main services. The Internet will enable individual buyers to participate in the auction process remotely.

The current European landscape of auctions is highly fragmented. This fragmentation has not allowed for economies of scale to occur as each auction house has been saddled with expenses. These expenses will be reduced significantly with the implementation of e-Auction's business proposition. e-Auction will link existing stand-alone auction houses in each perishable commodity vertical, which in turn will benefit from the centralization of ancillary services around the auction process, such as foreign exchange services and financial settlement services. Stand-alone auction houses currently do credit checks and receive letters of credit for each buyer. The buyers, in turn, must repeat the process with each auction house they deal with. e-Auction will eliminate these redundancies by implementing a centralized financial settlement solution which will benefit all the parties involved.

                                   [GRAPHIC]


The solution will make it possible for a remote buyers to participate in auctions using their own currency while the auction houses and producers will also be paid in their own local currencies. Hence, a foreign currency service is an integral part of the bundled financial services offered by e-Auction.

The whole financial settlement for both buyer and seller (auction house and producer) should be as understandable and as customer-friendly as possible. All of these services will be offered on the basis of a transaction fee. The advantage with this cost structure is that auctions will not need to make substantial investments in Information Technology ("IT") and infrastructure. The use of these services is therefore a variable cost.

When a network has been established with the Schelfhout customers, it is the objective of e-Auction to extend that network to include the remaining European auctions which are not currently Schelfhout's clients, as well as adding additional international demand.

                       BENEFITS OF EURONET TRADING PORTALS


                                   [GRAPHIC]


BENEFITS OF EURONET TRADING PORTALS:

BENEFITS TO AUCTION HOUSES ON NETWORK

-    Increased numbers of buyers and sellers;
- Focuses on core competency rather than issues such as credit checks and limits;
-    Offers value added service;
-    Offers competitive advantage over other European auction houses; and,
- Serves as a deterrent for non-payment, since only buyers with credit approval may participate in the auctions.

BENEFITS TO BUYERS ON NETWORK

-    Need only one letter of credit or a single escrow account;
-    Can purchase from all the auction houses on the network;
-    Receive better quality product; and,
-    Better selection available.

BENEFITS TO SELLER ON NETWORK

         (i)      Better prices through transparency;
         (ii)     Increased number of purchasers; and
         (iii)    Guaranteed payment.

SCHELFHOUT TRANSACTION

On June 30, 1999, e-Auction signed a letter of intent with Schelfhout and its shareholders providing for the purchase of e-Auction of Schelfhout. The purchase price for Schelfhout is $10million, which shall be payable on closing by a cash payment of USD$4million (of which $1million is on deposit with the majority shareholder of Schelfhout) and by the issuance of common shares from the treasury of e-Auction equivalent to USD$6million. The price per share shall be $1.65, resulting in 3,636,264 common shares, representing 8.4% of the issued and outstanding shares being issued. The shares will be subject to a pooling arrangement. The closing is subject to a number of conditions being satisfied, which conditions have not yet been completed. Management expects closing to take place by end of December 1999 or early January 2000. Schelfhout is being acquired as an operating business and its principals Luc Schelfhout and Hilde de Laet and most of its employees are expected to remain in the business after the closing.

RISK FACTORS

e-Auction should be considered speculative due to the nature of the business in which e-Auction will be engaged, its early state of development and the degree of reliance e-Auction places on the expertise of management. Specifically, assuming completion of the Schelfhout acquisition, e-Auction's business is subject to numerous risk factors, including but not limited to the following:

E-AUCTION'S LIMITED OPERATING HISTORY AND EVOLVING BUSINESS MODEL - Although the acquisition of Schelfhout will provide extensive operating knowledge, e-Auction has a limited operating history under its current business model upon which it can be evaluated.

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                                     - 10 -


DEPENDENCE ON EMERGING MARKET FOR APPLICATIONS - e-Auction's software products are based on programming languages, which to date have been used primarily for specialized applications on the desktop. The future success of e-Auction will depend, in large part, on the acceptance of Internet based applications for wide spread commercial use in server based environments.

DEPENDENCE ON MARKET ACCEPTANCE OF E-AUCTION PACKAGED APPLICATIONS - The vast majority of e-Auction's revenues will be derived from the implementation of packaged applications around the perishable commodity auction process. e-Auction's success will depend on the acceptance of financial services and settlement services application software by the market, as well as e-Auction's ability to enhance its products to meet the evolving needs of customers on a timely basis. There can be no assurance of the market's acceptance of e-Auction's solutions or e-Auction's ability to meet customers' needs.

INTENSE COMPETITION - The e-commerce business to business market is highly competitive, is rapidly changing, and is significantly affected by new product introductions and geographical regional market growth. Barriers to entry into this market are relatively low and e-Auction expects that competition will intensify in the future. Specific factors upon which e-Auction competes include, but are not limited to, functionality of its applications, technological sophistication, ease of use, timing for implementation, quality of support and services, price and breadth of experience. e-Auction believes that it will compete favorably on all of these competitive factors. However, there remains significant risk that competitive forces may effect e-Auction's ability to compete and generate revenue. Some of the potential competitors to e-Auction in the fish commodity space are: Fishmonger, Gofish, French Fish, Nieaff-Smidt and OES. In the flower commodities space: WCOL, American Clock, Nieaff-Smidt and OES. In the fruits and vegetables commodities space: WCOL, Nieaff-Smidt and OES.

RISKS ASSOCIATED WITH PAST AND FUTURE ACQUISITIONS - e-Auction intends to engage in selective acquisitions of perishable commodity businesses in the future, which may include software vendors, auction houses and information technology service companies. There are no assurances that e-Auction will be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisitions or successfully integrate any acquired business, including Schelfhout when completed, into e-Auction's operations.

RISKS ASSOCIATED WITH ADDITIONAL FINANCING - e-Auction intends to raise additional financing, which financing is critical in furthering its business plan. There are no assurances that e-Auction will be successful in capitalizing the company and therefore the business plan may not be able to be executed as stated herein.

THE PROPOSED OPERATIONS OF E-AUCTION ARE SPECULATIVE - The success of e-Auction's proposed plan of operation depends to a great extent on the operations, financial condition and management of Schelfhout and other target companies. While business combinations with entities having established operation histories are preferred, there are no assurances that e-Auction will be successful in locating candidates meeting such criteria. In the event that e-Auction completes business combinations, the success of the e-Auction's operations will depend on the management of the target companies and numerous other factors.

EMPLOYEES

The Company considers its labour relations to be good and, none of its employees is covered by a collective bargaining agreement. As of November 30, 1999 e-Auction has four full time employees and eight part time employees and independent contractors. e-Auction is currently dependent upon Shane Maine, the Chairman of e-Auction and David Hackett, the Chief Financial Officer of e-Auction for its success. Mr. Maine has agreed to allocate a portion of his time to the activities of e-Auction without cash compensation but has agreed to accept stock options granted as discussed below.

MISCELLANEOUS
Currently, e-Auction does not have any registered patents, trademarks, licenses, franchises, concessions or royalty agreements. There has been small amounts (approximately Cdn$185,000) spent since inception on research and development. From February 1999 to present, the company has had a development team working on the auction platform.

There are currently no publicly announced new product or services. Currently, the Company is not dependent on one or a few major customers as the Company is in development mode. Upon the completion of the acquisition of Schelfhout, the combined company will have a more diverse customer base, which will not be dependent on one or a few major customers.

ITEM 2 - PLAN OF OPERATION

The following description of e-Auction's plan of operation should be read in conjunction with, and qualified in its entirety by, the financial statements and the notes to the financial statements contained in the Exhibits to this Registration Statement.

CASH REQUIREMENTS
Over the next twelve months, pending the Schelfhout acquisition, the Company intends to grow rapidly. With this expansion will come the need for additional cash requirements to fund operating capital needs. As its business grows, the Company fully intends to significantly employ its personnel. The acquisition of Schelfhout, will involve the addition of approximately 30 employees (of which approximately 26 are full time). Such additional personnel will be required to expand the Company's service offering to its customer base and to develop additional services for the EuroNet portal strategy.

e-Auction intends to raise additional financing, which financing is critical in furthering its business plan. There are no assurances that e-Auction will be successful in capitalizing the company and therefore the business plan may not be able to be executed as stated herein. Management is in the process of completing the formulation of its cash requirement for the next 12 months, post the acquisition of Schelfhout. Management's current belief is that approximately $10 million will be needed to be raised over the next 12 months.

ITEM 3 - DESCRIPTION OF PROPERTY

e-Auction currently has no properties and has not entered into any agreements to acquire any properties. e-Auction has offices located at 181 Bay Street, Suite 3730, BCE Place, Toronto, Ontario, Canada, M5J 2T3. The offices are leased by Venture North Investment Partners Inc. ("Ventures North") from which e-Auction sublets office space. e-Auction has not entered into a lease agreement and pays all rental charges on a month to month basis.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of filing this Registration Statement, each person known to e-Auction to be the beneficial owner of five percent or more of e-Auction's common stock:

------------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                                      NUMBER OF SHARES   PERCENTAGE OF CLASS
------------------------------------------------------------------------------------------------------------------
J. Andrews in Trust for the Shareholders of Sanga International Inc.            16,500,000          41.4%
C/O Blake, Cassels & Graydon
45 O'Connor Street, Ottawa, Ontario K1P 1A4
------------------------------------------------------------------------------------------------------------------
Flynn Von Shubert & Associates (Attorneys Escrow Account)                        2,250,000          5.7%
8, Vista Grove Marina West
Nassau, Bahamas
------------------------------------------------------------------------------------------------------------------
Hartford Group Holdings Limited                                                  2,950,000          7.4%
P.O. Box 659
International Trust Building
Road Town, Tortola, BVI
------------------------------------------------------------------------------------------------------------------

                                     - 12 -

------------------------------------------------------------------------------------------------------------------
QFG Holding Limited                                                              5,870,724          14.7%
P.O. Box 659, Roadtown, Tortola, BVI
------------------------------------------------------------------------------------------------------------------


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, positions and ages of the executive officers and directors of e-Auction. Directors are elected at e-Auction's annual meeting of shareholders and serve for one year or until their successors are elected. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the board of directors.

-------------------------------------------------------------------------------------------------------------
NAME                                                 AGE                  TITLE
-------------------------------------------------------------------------------------------------------------
Shane Maine                                           31                  Chairman,  Acting Chief  Executive
                                                                          Officer & Director
-------------------------------------------------------------------------------------------------------------
Michael Gilley                                        43                  Director
-------------------------------------------------------------------------------------------------------------
David Hackett                                         34                  Chief Financial Officer
-------------------------------------------------------------------------------------------------------------

BIOGRAPHIES

SHANE MAINE

Shane Maine has served as Chairman and director of e-Auction since February 26, 1999. Shane Maine also served as e-Auction's Chief Executive Officer from February 26, 1999 until March 24, 1999 and has been acting Chief Executive Officer since that time. Mr. Maine has had extensive experience in the high technology and venture capital sectors over the last six years. Mr. Maine was a partner in the firm Doyle, Maine & Associates for three years, where he specialized in the structuring of early stage technology companies. Mr. Maine participated in the launch of two Toronto based labour sponsored venture capital funds: (i) the Vengrowth Capital Fund Inc. in 1995, which raised approximately CDN$30 million; and (ii) the Triax Growth Fund Inc. in 1996, which raised approximately CDN$130 million. In 1996, Mr. Maine formed Ventures North International Inc. ("Ventures North"), a privately held venture capital fund company focusing on investments in companies with emerging software technologies. Mr. Maine continues to serve as Ventures North's Chairman. Ventures North assisted in the formation of various companies including Sanga International Inc., e-Auction, e-Net (Canada) Financial Services Inc. and e-Net Global Financial Services Inc. Mr. Maine also serves as Chairman for each of those entities. Mr. Maine holds a bachelor's degree in Economics from Queen's University in Ontario, Canada and currently resides in London, England. Mr. Maine is not a director of any other reporting company.

Shane Maine served as Chairman and Director of Sanga International Inc. from June 19, 1996 to March 22, 1999. On or about November 29, 1999 Sanga International Inc. filed a petition with the United States Bankruptcy Court, Central Division of California for protection under Chapter 11 of the Bankruptcy Code of the United States. Sanga (Canada) Inc. and Sanga (Research) Inc., wholly owned subsidiaries of Sanga International Inc., and of which Shane Maine was a director were declared bankrupt by the Ontario Court of Justice (Ontario Canada) on December 14, 1999.

MICHAEL GILLEY

Michael Gilley has been a director of e-Auction since February 26, 1999. Mr. Gilley is a principal of Millenium Advisors Inc., a business and management consulting company headquartered in Toronto, Ontario, Canada. Mr. Gilley is qualified as a Chartered Accountant in Canada (1986) holds a B.Comm from the University of British Columbia (1980) and also serves as a director of Superwire.com Inc. From 1991 to July 1997 Mr. Gilley was Chief Financial Officer of Suncom Communications Ltd. From August 1997 to January 1998 Mr. Gilley was Manager of Compliance for Georgia Pacific Securities.

DAVID HACKETT

David Hackett attained his Chartered Accountant designation in 1989 while at Ernst & Young. Mr. Hackett also holds a Master of Business Administration from the University of Western in Ontario, Canada. In 1992, Mr. Hackett co-founded 323-2323- THE INFOTAINMENT LINE, a movie, restaurant, kids and special events information telephone service. From 1994 to 1996, Mr. Hackett was a consultant for the television production industry with Alliance Atlantis Communications Inc. (formerly "Atlantis Communications Inc.") and CanWest Global Communications Corp. In 1996, Mr. Hackett joined EveryWare Development Inc. ("EveryWare"), a provider of middleware database conductivity tools. As Chief Financial Officer of EveryWare, Mr. Hackett was responsible for the finance and administration department as well as the day to day operations of EveryWare and its subsidiaries. While at EveryWare, Mr. Hackett completed numerous financings, acquisitions and divestitures including the sale of EveryWare to Pervasive Software Inc. in November 1998. Mr. Hackett is not a director of any other reporting company.

ITEM 6 - EXECUTIVE COMPENSATION

The following table reflects all forms of compensation for services rendered to e-Auction from January 8, 1998 (date of incorporation) until December 31, 1998 (the end of e-Auction's last completed fiscal year).

---------------------------------------------------------------------------------------------------------------------
                                              SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------
                                                                      Long-term compensation
---------------------------------------------------------------------------------------------------------------------
                               Annual compensation                     Awards              Payouts
---------------------------------------------------------------------------------------------------------------------
     (a)         (b)     (c)       (d)           (e)            (f)            (g)           (h)           (i)
---------------------------------------------------------------------------------------------------------------------
Name and                                                    Restricted     Securities
Principal                                   Other annual       stock       underlying       LTIP        All other
Position                Salary   Bonus      compensation      awards      options/ SARs    payouts    compensation
                Year     ($)       ($)           ($)            ($)            (#)           ($)           ($)
---------------------------------------------------------------------------------------------------------------------

Fred Tham,       1998     $0        $0         $39,500          $0             nil            $0           $0
CEO & President
---------------------------------------------------------------------------------------------------------------------

Shane Maine, e-Auction's Chairman, does not receive any compensation, other than options as indicated below, for his services rendered to e-Auction, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with e-Auction. However, Mr. Maine anticipates receiving benefits as a beneficial shareholder of e-Auction. Should e-Auction become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to Mr. Maine in the future. However, such compensation will be subject to approval by e-Auction's board of directors.

No retirement, pension, annuity benefits have been adopted by e-Auction for the benefit of its employees.

COMPENSATION OF DIRECTORS

The Company has not yet instituted any standard arrangement for the compensation of its directors. On August 29, 1999 Michael Gilley received stock options to purchase up to 250,000 shares of common stock in e-Auction. The options vest over 3 years and are exercisable at $5.00 per common share. Under an agreement dated March 1, 1999 with Millennium Advisors Inc., of which Mr. Gilley is President, e-Auction agreed to pay to Millennium Advisors a management fee of $20,000 per month for advice and services with respect to mergers and acquisitions, corporate structuring, corporate administration, and financing. As of the date of filing this Registration Statement, the total amount of management fees due payable to Millennium Advisors Inc. as fees has accrued to approximately $200,000 and as of the date of this Registration Statement has not been yet paid.

On December 1, 1999, Mr. Maine received stock options to purchase up to 1,000,000 shares of common stock in e-Auction. The options vest over 3 years and are exercisable at $0.85 per common share.

STOCK OPTION PLAN

e-Auction established a stock option plan on March 1, 1999 (the "Stock Option Plan") to provide incentives to attract, retain and motivate eligible persons whose presence and potential contributions are important to the success of e-Auction. The purpose of the Stock Option Plan is to further the interest of e-Auction and its stockholders by providing incentives in the form of stock or stock options to key employees and directors who contribute materially to the success of e-Auction. The grant of options will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in e-Auction, thus enhancing their personal interest in e-Auction's continued success and progress. This program will also assist e-Auction in attracting and retaining key employees and directors. To date 4,300,000 options have been granted with exercise prices ranging from $0.01 to $5.00 per common share. Options to purchase 2,250,000 common shares of e-Auction have been issued to the officers and directors as a group.

Date                                  Number        Price
----                                  ------        -----
December 1, 1998                   1,000,000        $0.01
August 29, 1999                      250,000        $5.00
December 1, 1999                   3,050,000        $0.85
                             ----------------
                      Total        4,300,000
                             ----------------


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

e-Auction believes that the terms and conditions of the following transaction was no less favorable to e-Auction than terms attainable from unaffiliated third parties.

As previously described in Item 1, on February 26, 1999, e-Auction entered into a stock exchange agreement with the stockholders of e-Auction (Barbados) (the "Stock Exchange Agreement"). This transaction was made at a time when e-Auction's common stock was infrequently traded with virtually no trading volume. e-Auction issued a total of 34,500,000 of its common stock to the stockholders of e-Auction (Barbados) in exchange for all of the issued and outstanding shares in the capital of e-Auction (Barbados). The terms and conditions of the Stock Exchange Agreement were determined by the parties through arms length negotiations. However, no appraisal was performed. As a result of the Share Exchange Agreement, the e-Auction (Barbados) shareholders received 86.6% of the outstanding shares of common stock of e-Auction.

e-Auction treated the Share Exchange Agreement as an acquisition of e-Auction (Barbados) and a recapitalization whereby e-Auction (Barbados) was the accounting acquirer. At the time of the acquisition, there were only an infrequent number of trades and virtually no trading volume of the common stock of e-Auction and e-Auction was unable to estimate the market value of its common stock to determine resulting valuation of this acquisition.

ITEM 8 - DESCRIPTION OF SECURITIES

As previously described in Item 1 under the heading "Description of Business", e-Auction is authorized to issue two hundred and fifty million (250,000,000) shares of common stock, of which 39,820,000 common shares are currently issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, including the election of directors. No stockholder is entitled to cumulative votes, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a duly held meeting at which a quorum is represented, except that pursuant to the by-laws, a written consent to corporate action by a majority of stockholders entitled to vote on a matter is permitted. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

The holders of common stock are entitled to receive dividends when and if declared by the board of directors. In the event of liquidation, dissolution or winding up of the affairs of e-Auction, the holders of common stock are entitled to share ratably in all assets remaining for distribution to them subject to the rights of holders of senior securities, if any.

There are no provisions in the charter or by-laws of e-Auction that would delay, defer or prevent a change in control.

At the present time, no preferred stock is authorized in the Articles of Incorporation, and there are no warrants outstanding. e-Auction approved the issuance of up to 6,000,000 options to acquire common stock in the company on March 1, 1999 pursuant to the Company's Stock Option Plan. At the time of filing the Registration Statement, there were 4,300,000 options outstanding.

SHARES ELIGIBLE FOR FUTURE SALES

Of the 39,820,000 outstanding shares of common stock of e-Auction, 4,800,000 are free trading shares as of the date of filing this Registration Statement and 35,020,000 shares of common stock are restricted securities as that term is defined in Rule 144 promulgated under the SECURITIES EXCHANGE ACT OF 1934 ("Restricted Securities").

Rule 144 governs resale of Restricted Securities for the account of any person, other than the issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates, which were not issued or sold in connection with a public offering registered under the SECURITIES EXCHANGE ACT of 1934. An affiliate of the issuer is any person who directly or in directly controls, is controlled by, or is under common control with the issuer. Affiliates of e-Auction may include its directors, executive officers and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resale of restricted common stock cannot be made until it has been held for a minimum of one year from the later of its acquisition from e-Auction or an affiliate of e-Auction. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about e-Auction ("Applicable Requirements"). Resale by e-Auction's affiliates of restricted and unrestricted common stock is subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sale cannot, within any three-month period, sell more than the greater of (i) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of e-Auction and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements.

At the time of filing this Registration Statement, the Restricted Securities have not been held for more than two years. However, between now and the year 2001, approximately 35,020,000 of the Restricted Securities will have been held for more than two years and therefore could be sold without limitation. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair e-Auction's ability to raise capital through the sale of its equity securities.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Interwest Transfer Co., Inc., located at 100-1981 East Murray Holiday Road, Salt Lake City, Utah, 84117 was appointed transfer agent, registrar and dividend disbursing agent for all of the shares of common stock of e-Auction on April 15, 1999 and continues to act in those capacities as of the date of filing this Registration Statement.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

e-Auction's common stock is currently traded on the OTCBB under the symbol "EAUC". The following table sets forth, for the periods indicated, the high and low bid quotations for the common stock of e-Auction as reported on the OTCBB. The bid prices reflect inter-dealer quotations, do not include retail mark-ups, markdowns, or commissions and do not necessarily reflect actual transactions.

----------------------------------------------------------------
Month Ended                         Price High        Price Low
----------------------------------------------------------------
January, 1999                             2.70             2.30
----------------------------------------------------------------
February, 1999                             n/a              n/a
----------------------------------------------------------------
March, 1999                               9.05             4.70
----------------------------------------------------------------
April, 1999                              11.00             6.60
----------------------------------------------------------------
May, 1999                               11.375            9.500
----------------------------------------------------------------
June, 1999                              9.9375            7.000
----------------------------------------------------------------
July, 1999                               9.250            5.750
----------------------------------------------------------------
August, 1999                             5.875            1.750
----------------------------------------------------------------
September, 1999                          2.375           1.1875
----------------------------------------------------------------
October, 1999                          1.78125          1.09375
----------------------------------------------------------------
November, 1999                         1.46875             1.26
----------------------------------------------------------------
Up to December 16, 1999                2.71875             0.90
----------------------------- ----------------- ----------------

To the best of e-Auction's knowledge, prior to February 26, 1999 (the date of the Share Exchange Agreement between Kazari and e-Auction (Barbados)), broker-dealer made an active market or regularly submitted quotations for e-Auction's common stock. During this period, there were only an infrequent number of trades and virtually no trading volume.

As of November 12, 1999, there were 94 holders of record of e-Auction's common stock.

DIVIDENDS

e-Auction has not paid any dividends to date and has no plans to do so in the immediate future. The current policy of e-Auction's board of directors is for e-Auction to retain all earnings, if any, to provide funds for operations and expansion of e-Auction's business. The declaration of dividends, if any, will be subject to the discretion of the board of directors, which may consider such factors as e-Auction's results of operations, financial condition, capital needs and acquisition strategy, amongst others.

ITEM 2 - LEGAL PROCEEDINGS

Except as described below, e-Auction is not presently a party to any litigation, nor to the knowledge of the board of directors is there any litigation threatened against e-Auction.

An action (the "Action") was commenced by Icon Capital Corporation (the "Plaintiff") in the United States District Court - Central District of California on November 17, 1999 against John Andrews, e-Auction Global Trading Inc. (a Nevada Corporation), e-Auction Global Trading Inc. (a Barbados Corporation), e-Medsoft.com, e-Net Global Financial Services, Inc., Kazari International, Inc., Shane Maine, Shaun Maine, John McLennan, QFG Holdings Limited, Ventures North International Inc, Jeff Wheeler, 582976 BC Ltd. and Sanga International, Inc.
("Sanga") as a nominal defendant.

The Action is a shareholder derivative action brought on behalf of the nominal defendant Sanga. The Plaintiff, on behalf of Sanga, alleges that the defendants damaged Sanga by: (i) engaging in conversion; (ii) engaging in fraud; (iii) interfering with Sanga's prospective business advantage; (iv) breach of contract; (v) violating California usury laws; and (vi) breach of fiduciary duty. As such, the Plaintiff claims that the defendants' actions have not only damaged Sanga, but also the Plaintiff and the remaining shareholders of Sanga totaling as much as $100 million dollars.

The Plaintiff also seeks a preliminary and permanent injunction restraining and enjoining all defendants from: (i) using the proprietary internet auction software of Sanga; (ii) using the proprietary financial services technology of Sanga; (iii) representing that the defendants own or have the right to utilize the internet auction software, the financial services technology or other assets from Sanga; (iv) continuing to conceal any true and material facts regarding e-Auction; (v) transferring Sanga's financial services technology;(vi) transferring any assets of Sanga; and (vii) enforcing any loans.

The Action was stayed on November 29, 1999 as a result of Sanga filing for protection pursuant to Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court - Central District of California.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In a report dated June 8, 1998, David A. Cox, a Chartered Accountant engaged by e-Auction, reported on e-Auction's interim financial operations from the date of incorporation on January 8, 1998 to June 1, 1998. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles, except that the statements were prepared in accordance with Canadian generally accepted accounting principals. There were no disagreements with David A. Cox on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

On December 1, 1999, Dale Matheson Carr-Hilton was hired as the auditors of e-Auction.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

Since the date of its incorporation, the following transactions were effected by e-Auction in reliance upon exemptions from registration under the SECURITIES ACT OF 1933, as amended, (the "1933 Act") as provided in Section 4(6) thereof.

Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

On January 8, 1998, e-Auction issued 1,250,000 Common Shares equally to Fred Tham, Kam Chun Hui, Noni Wee, Kar Chun Chow and AiNgoh Chiam for an aggregate purchase price of $1,250.00 pursuant to Section 4(6) of Regulation D of the 1933 Act. E-Auction believes that the investors had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On January 30, 1998, e-Auction issued 4,000,000 shares of common stock at a purchase price of one cent ($0.01) per share for an aggregate purchase price of $40,000.00 through an offering circular under Rule 504 of Regulation D promulgated under the 1933 Act. e-Auction believes that the investors had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On April 26, 1998, e-Auction issued 70,000 shares of common stock at a purchase price of three dollars ($3.00) per share for an aggregate purchase price of $210,000.00 pursuant to an offering under Rule 504 of Regulation D promulgated under the 1933 Act. e-Auction believes that the investors had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On February 26, 1999, e-Auction entered into a Stock Exchange Agreement with the stockholders of e-Auction (Barbados). e-Auction issued a total of 34,500,000 shares of common stock of e-Auction to the e-Auction (Barbados) stockholders in exchange for all of the outstanding shares of e-Auction (Barbados). e-Auction believes that the stockholders of e-Auction (Barbados) had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation of e-Auction contain the following provisions which limit the liability of directors:

         ARTICLE V

         The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permissible under the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

         ARTICLE VI

         The corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented (the "Law") indemnify and any all persons whom it shall have power to indemnify under the Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the Law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators.

Section 9 of e-Auction's By-laws, which reads as follows, provides for the indemnification of agents of and the purchase of liability insurance:

         For purposes of this Section 9, "agent" means any person who is or was a director, officer, employee or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" included without limitation, attorneys' fees and any expenses of establishing a right to indemnification under this Section 9.

         The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding) other than an action by or in the right of the Corporation to procure a judgement in its favor) by reason of the fact that such person is or was an agent of the Corporation, against expenses, judgements, fines, settlements and other amounts actually and reasonably incurred in connection with such proceedings to the fullest extent permitted under the General Corporation Law of the State of Nevada, as amended from time to time.

                                   PART F/S


E-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT
------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDING MARCH 31, 1999                             January 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                         March 31

REVENUE                                                                           0

EXPENSES
Salaries and benefits                                                        64,909
Legal                                                                         5,716
Sales, general and administrative                                            61,852

                                                                      --------------
TOTAL EXPENSES                                                              132,477
                                                                      --------------

                                                                      --------------
Net Loss                                                                  (132,477)
                                                                      --------------
                                                                      --------------

Opening retained earnings (deficit)                                       (241,569)
Closing retained earnings (deficit)                                       (374,046)


E-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT MARCH 31, 1999
------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)

ASSETS

CURRENT ASSETS
Cash                                                                              0
Accounts Receivable                                                               0
                                                                      --------------
                                                                                  0

Deposit                                                                           0
Software assets                                                              34,247
Incorporation costs                                                           2,000
                                                                      --------------
                                                                             36,247

                                                                      --------------
                                                                             36,247
                                                                      --------------
                                                                      --------------


LIABILITIES & SHAREHOLDERS'  EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                                  86,566
Due to Ventures North Investment Partners                                    82,477
Loan Payable                                                                      0
                                                                      --------------
                                                                            169,043

EQUITY


Share Capital                                                                 5,320
Contributed surplus                                                         235,930
Retained earnings (Deficit)                                               (374,046)
                                                                      --------------
                                                                          (132,796)

                                                                      --------------
                                                                      --------------
                                                                             36,247
                                                                      --------------



E-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT
----------------------------------------------------------------------------------------------------
FOR THE SIX MONTHS ENDING JUNE 30, 1999                                January 1 to      April 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                          June 30         June 30

REVENUE                                                                           0               0

EXPENSES
Salaries and benefits                                                       315,351         250,442
Legal                                                                        33,254          27,538
Sales, general and administrative                                           289,646         227,794

                                                                      ------------------------------
TOTAL EXPENSES                                                              638,251         505,774
                                                                      ------------------------------
                                                                      ------------------------------

                                                                      ------------------------------
Net Loss                                                                  (638,251)       (505,774)
                                                                      ------------------------------
                                                                      ------------------------------

Opening retained earnings (deficit)                                       (241,569)       (374,046)
Closing retained earnings (deficit)                                       (879,820)       (879,820)


E-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT JUNE 30, 1999
------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)

ASSETS

CURRENT ASSETS
Cash                                                                          1,023
Accounts Receivable                                                               0
Prepaid Expenses                                                                  0
                                                                      --------------
                                                                              1,023

Deposit                                                                           0
Software assets                                                              34,247
Incorporation costs                                                           2,000
                                                                      --------------
                                                                             36,247

                                                                      --------------
                                                                             37,270
                                                                      --------------
                                                                      --------------


LIABILITIES & SHAREHOLDERS'  EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                                 285,912
Due to Ventures North Investment Partners                                   389,928
Loan Payable                                                                      0
                                                                      --------------
                                                                            675,840

EQUITY
Share Capital                                                                 5,320
Contributed surplus                                                         235,930
Retained earnings (Deficit)                                               (879,820)
                                                                      --------------
                                                                          (638,570)

                                                                      --------------
                                                                             37,270
                                                                      --------------
                                                                      --------------


E-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT
------------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 1999
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)
                                                                          January 1 to       July 1 to
                                                                          September 30      September 30
REVENUE                                                                             0               0

EXPENSES
Salaries and benefits                                                         559,931         244,580
Legal                                                                          86,697          53,443
Sales, general and administrative                                             549,958         260,312

                                                                      --------------------------------
TOTAL EXPENSES                                                              1,196,586         558,335
                                                                      --------------------------------

                                                                      --------------------------------
Net Loss                                                                  (1,196,586)       (558,335)
                                                                      --------------------------------
                                                                      --------------------------------

Opening retained earnings (deficit)                                         (241,569)       (879,820)
Closing retained earnings (deficit)                                       (1,438,155)     (1,438,155)


E-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT SEPTEMBER 30, 1999
--------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)

ASSETS

CURRENT ASSETS
Cash                                                                            1,015
Accounts Receivable                                                                 0
Prepaid Expenses                                                                    0


                                                                      ----------------
                                                                                1,015

Deposit                                                                     1,000,000
Software assets                                                                34,247
Incorporation costs                                                             2,000
                                                                      ----------------
                                                                            1,036,247

                                                                      ----------------
                                                                            1,037,262
                                                                      ----------------
                                                                      ----------------


LIABILITIES & SHAREHOLDERS'  EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                                   464,864
Due to Ventures North Investment Partners                                     769,303
Loan Payable                                                                1,000,000
                                                                      ----------------
                                                                            2,234,167

EQUITY
Share Capital                                                                   5,320
Contributed surplus                                                           235,930
Retained earnings (Deficit)                                               (1,438,155)
                                                                      ----------------
                                                                          (1,196,905)

                                                                      ----------------
                                                                            1,037,262
                                                                      ----------------
                                                                      ----------------

                         e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (a Nevada Corporation)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 (in U.S. funds)

                           KAZARI INTERNATIONAL, INC.
                             (a Nevada Corporation)
                     REPORT AND INTERIM FINANCIAL STATEMENTS
                                  JUNE 1, 1998

                                 (in U.S. funds)

    CONTENTS:                                                        PAGE
         Auditor's Report                                              1

         Interim Balance Sheet                                         2

         Interim Statement of Income and Deficit                       3

         Interim Statement of Changes in Cash                          4

         Notes to Interim Financial Statements                        5,6

                                AUDITOR'S REPORT

TO THE SHAREHOLDERS,
KAZARI INTERNATIONAL, INC.

I have audited the interim balance sheet of KAZARI INTERNATIONAL, INC. as at JUNE 1, 1998 and the interim statements of income and deficit and changes in cash for the period from the date of incorporation on January 8, 1998 to June 1, 1998. These interim financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these interim financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and to perform an audit to obtain reasonable assurance whether the interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall interim financial statement presentation.

In my opinion, these interim financial statements present fairly, in all material respects, the financial position of the company as at June 1, 1998 and the results of its operations and the changes in its financial position from the period from the date of incorporation on January 8, 1998 to June 1, 1998 in accordance with Canadian generally accepted accounting principles.

/S/ David A. Cox
Vancouver, British Columbia
June 8, 1998
                                                            Chartered Accountant
Suite 1500-701 West Georgia Street
Vancouver, B.C.   V7Y 1C6

                           KAZARI INTERNATIONAL, INC.
                             (a Nevada Corporation)
                              INTERIM BALANCE SHEET
                               AS AT JUNE 1, 1998

                                 (in U.S. funds)

                                                                                                    1998

                                     ASSETS
CURRENT
   Cash                                                                                         $211,222

INCORPORATION COSTS                                                                                2,000

                                                                                             ------------
                                                                                               $ 213,222
                                                                                             ------------

                                   LIABILITIES
CURRENT
   Accounts payable                                                                             $ 10,700
   Due to a director (Note 2)                                                                     20,275
                                                                                             ------------
                                                                                                  30,975
                                                                                             ------------
                                     EQUITY
CAPITAL STOCK (NOTE 3)
   Authorized: 40,000,000 common shares, with a par value of $.001
   Issued and outstanding: 5,320,000 common shares, with a par value of $.001                      5,320

CONTRIBUTE SURPLUS (NOTE 3)                                                                      235,930

DEFICIT                                                                                          (59,003)

                                                                                             ------------
                                                                                                 182,247
                                                                                             ------------

                                                                                             ------------
                                                                                               $ 213,222
                                                                                             ------------

APPROVED BY THE DIRECTORS:

/s/ Fred Tham Chief Executive Officer
/s/ Shelley James Chief Financial Officer

                 See accompanying notes to financial statements

                           KAZARI INTERNATIONAL, INC.
                             (a Nevada Corporation)
                     INTERIM STATEMENT OF INCOME AND DEFICIT
FOR THE PERIOD FROM THE DATE OF INCORPORATION ON JANUARY 8,1998 TO JUNE 1, 1998

                                 (in U.S. funds)

                                                                                                    1998
EXPENSES
     Accounting, audit and bookkeeping                                                           $ 3,200
     Bank charges                                                                                    118
     Consulting fees                                                                                 687
     Entertainment                                                                                 1,378
     Legal                                                                                         3,500
     Office and printing                                                                           3,105
     Management fees                                                                              37,500
     Telephone                                                                                     2,489
     Travel and lodging                                                                            7,026
                                                                                             ------------
                                                                                                  59,003
                                                                                             ------------

NET LOSS FOR THE PERIOD                                                                           59,003

DEFICIT AT THE BEGINNING OF PERIOD                                                                     -

                                                                                             ------------
DEFICIT AT END OF PERIOD                                                                        $ 59,003
                                                                                             ------------

                 See accompanying notes to financial statements

                           KAZARI INTERNATIONAL, INC.
                             (a Nevada Corporation)
                      INTERIM STATEMENT OF CHANGES IN CASH
FOR THE PERIOD FROM THE DATE OF INCORPORATION ON JANUARY 8, 1998 TO JUNE 1, 1998
                                 (in U.S. funds)

                                                                                            1998
OPERATING ACTIVITIES
    Net loss for the period                                                              (59,003)

    Net decrease in non-cash working capital balances                                     30,975
                                                                                     ------------
                                                                                         (28,028)
                                                                                     ------------

FINANCING ACTIVITIES
    Issuance of capital stock                                                            251,250
    Share issue costs                                                                    (10,000)
                                                                                     ------------
                                                                                         241,250
                                                                                     ------------

INVESTING ACTIVITIES
    Incorporation costs                                                                   (2,000)
                                                                                     ------------

CHANGE IN CASH DURING THE PERIOD                                                         211,222

CASH AT BEGINNING OF PERIOD                                                                    -

                                                                                     ------------
CASH AT END OF PERIOD                                                                  $ 211,222
                                                                                     ------------

                 See accompanying notes to financial statements

                           KAZARI INTERNATIONAL, INC.
                             (a Nevada Corporation)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                   JUNE1, 1998

                                 (in U.S. funds)

1.  INCORPORATION AND NATURE OF BUSINESS

The company was incorporated on January 8, 1998 in Nevada, U.S.A.

The company was organized with the intent to be a holding company, which will acquire and/or form joint ventures with corporate entities conducting various types of business throughout the world.

2.RELATED PARTY TRANSACTIONS

During the period, the Company incurred $37,500 in management fees to a director.

Also during the period, the Company reimbursed $13,998 to the directors for expenses incurred on behalf of Kazari International, Inc.

The amount due to a director is non-interest bearing, unsecured, and has no specific terms of repayment.

3. CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the period the company issued the following common shares:

                                                                       Capital stock at           Contributed
       #Shares                                     Total proceeds             Par Value               Surplus
---------------
     1,250,000   at 0.001each                             $ 1,250               $ 1,250                  $ -
     4,000,000   at 0.010each                              40,000                 4,000               36,000
        70,000   at 3.000each                             210,000                    70              209,930
---------------                               -------------------- --------------------- --------------------
     5,320,000                                          $ 251,250               $ 5,320            $ 245,930
---------------

                Less share issue costs:                    10,000                                     10,000
                                              -------------------- --------------------- --------------------

                                              -------------------- --------------------- --------------------
                                                        $ 241,250               $ 5,320            $ 235,930
                                              -------------------- --------------------- --------------------

                           KAZARI INTERNATIONAL, INC.
                             (a Nevada Corporation)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  JUNE 1, 1998

                                 (in U.S funds)

4. INCOME TAXES

The Company has an interim net loss and other expenditures which may give rise to future tax benefits. The potential benefit from these losses has not been reflected in the financial statements.

5. LOSS PER SHARE

Loss per share information is not disclosed as it is not considered meaningful at this stage of the Company's development.

6. CONTINUING OPERATIONS

These financial statements have been based upon accounting principles which presume the realization of assets and the settlement of liabilities as they become due in the course of continuing operations. The Company's ability to maintain operations is contingent upon successful completion of additional financing arrangements.

                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

                                AUDITORS' REPORT


TO THE SHAREHOLDERS
e-AUCTION GLOBAL TRADING INC.
(FORMERLY KAZARI INTERNATIONAL, INC.)


We have audited the balance sheet of e-AUCTION GLOBAL TRADING INC. (formerly Kazari International, Inc.) as at December 31, 1998 and the statements of operations and deficit and cash flows for the period June 2, 1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and cash flows for the period from June 2, 1998 to December 31, 1998 in accordance with Canadian generally accepted accounting principles.

The financial statements as at June 1, 1998 and for the period then ended were audited by another auditor who expressed an opinion without reservation on these financial statements.



/s/ Alvin F. Dale, Ltd.
Dale Matheson Carr-Hilton

VANCOUVER, B.C.
DECEMBER 17, 1999                                        CHARTERED ACCOUNTANTS
                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                        BALANCE SHEET - DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

-----------------------------------------------------------------------------------------------------
                                                                   DECEMBER  31,             JUNE 1,
                                                                       1998                    1998
                                                                       $                        $

-----------------------------------------------------------------------------------------------------
                                     ASSETS

CURRENT ASSETS
    Cash                                                                100,181              211,222

INCORPORATION COSTS                                                       2,000                2,000
-----------------------------------------------------------------------------------------------------

                                                                        102,181              213,222
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                   LIABILITIES

CURRENT LIABILITIES
    Accounts payable                                                      2,500               10,700
    Due to related parties (NOTE 4)                                     150,000               20,275
                                                                        -------             --------
                                                                        152,500               30,975
                                                                        -------             --------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)                                                    5,320                5,320

CONTRIBUTED SURPLUS (NOTE 5)                                            235,930              235,930
                                                                        -------              -------
                                                                        241,250              241,250

DEFICIT                                                                (291,569)             (59,003)
                                                                        -------              -------
                                                                        (50,319)             182,247

-----------------------------------------------------------------------------------------------------

                                                                        102,181              213,222

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


CONTINGENCY (NOTE 9)


APPROVED BY THE DIRECTORS

                                         DIRECTOR
----------------------------------------

                                         DIRECTOR
----------------------------------------

                             SEE ACCOMPANYING NOTES
                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                       STATEMENT OF OPERATIONS AND DEFICIT

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

------------------------------------------------------------------------------------------------------------
                                                                           DECEMBER  31,           JUNE 1,
                                                                              1998                   1998
                                                                               $                      $
------------------------------------------------------------------------------------------------------------
EXPENSES
    Accounting, audit and bookkeeping                                           2,841                3,200
    Bank charges                                                                  602                  118
    Consulting fees                                                           110,000                  687
    Entertainment                                                               1,608                1,378
    Legal                                                                      19,505                3,500
    Office and printing                                                         3,969                3,105
    Management fees                                                            39,500               37,500
    Telephone                                                                   1,537                2,489
    Travel and lodging                                                          3,004                7,026
                                                                            ---------             --------
                                                                              182,566               59,003
                                                                            ---------             --------

LOSS BEFORE OTHER ITEM                                                        182,566               59,003

OTHER ITEM
    Allowance for loan receivable (NOTE 3)                                     50,000
                                                                            ---------             --------

NET LOSS FOR THE PERIOD                                                       232,566               59,003

DEFICIT, beginning of period                                                   59,003                  -
------------------------------------------------------------------------------------------------------------

DEFICIT, end of period                                                        291,569               59,003
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

                             SEE ACCOMPANYING NOTES
                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                             STATEMENT OF CASH FLOWS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


------------------------------------------------------------------------------------------------------------
                                                                      DECEMBER  31,            JUNE 1,
                                                                          1998                   1998
                                                                           $                      $
------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Net loss                                                             (232,566)            (59,003)
     Add items not affecting cash
        Allowance for loan receivable                                       50,000                 -

     Net changes in non-cash operating accounts
        Accounts payable                                                    (8,200)             10,700
                                                                         ---------             -------
                                                                          (190,766)            (48,303)
                                                                         ---------             -------

FINANCING ACTIVITIES
     Due to related parties                                                129,725              20,275
     Issuance of share capital                                                 -               251,250
     Share issue costs                                                         -               (10,000)
                                                                         ---------             -------
                                                                           129,725             261,525
                                                                         ---------             -------

INVESTING ACTIVITIES
     Incorporation costs                                                       -                (2,000)
     Loan receivable                                                       (50,000)                -
                                                                         ---------             -------
                                                                           (50,000)             (2,000)
                                                                         ---------             -------

INCREASE (DECREASE) IN CASH                                               (111,041)            211,222

CASH, beginning of period                                                  211,222                 -
------------------------------------------------------------------------------------------------------------

CASH, end of period                                                        100,181             211,222
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

                             SEE ACCOMPANYING NOTES
                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


-------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
-------------------------------------------------------------------------------

       The Company was incorporated on January 8, 1998 in Nevada, U.S.A. On March 23, 1999 the directors acting in lieu of a special meeting approved the name change to e-AUCTION Global Trading Inc.

       The Company was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world. (NOTE 8)


-------------------------------------------------------------------------------
2.     SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company follows the "temporal" method of accounting for foreign currency translations. Balance sheet items are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at average rates prevailing during the year. Unrealized gains and losses are deferred and amortized over their expected life. Realized gains and losses are charged to operations.

       b)     Loss per common share

              Loss per common share on a fully diluted basis is not presented as it would be anti-dilutive.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, loan receivable and accounts payable, the fair market value of which approximates their carrying value.

                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)



-------------------------------------------------------------------------------
  2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D
-------------------------------------------------------------------------------

         e)   Related party transactions

              Related party transactions are recorded at their exchange amounts which approximate fair market value.

         f)   Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


-------------------------------------------------------------------------------
  3.     LOAN RECEIVABLE
-------------------------------------------------------------------------------



                                                  DECEMBER 31,     JUNE 1,
                                                     1998            1998
                                                      $                $
                                                  ------------   ------------
         Due from Intrepidus, Inc.                   50,000          -
         Less: allowance                            (50,000)         -
                                                   ---------      --------
                                                        -            -
                                                   ---------      --------
                                                   ---------      --------

         During the period the Company signed a letter of intent to merge with Intrepidus, Inc. ("Intrepidus"). As part of the deal the Company entered into a Bridge Loan Agreement whereby $150,000 was to be made available to Intrepidus. The balance of the funds were advanced subsequent to year end. (SEE NOTE 8)

         Subsequent to period end the Company's management decided not to proceed with the merger. The advance then became a receivable with a due date of June 22, 2000. The loan bears interest at 10% per annum.

         The loan has been provided for in full.

                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

-------------------------------------------------------------------------------
  4.     RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

                                                                                     DECEMBER  31,          JUNE 1,
                                                                                        1998                  1998
                                                                                         $                     $
                                                                                    --------------       --------------
              Management fees paid to directors and a company controlled
              by a director                                                               39,500             37,500

              Reimbursement to the directors for expenses incurred on
              behalf of the Company                                                       13,393             13,998

              Consulting fees paid to shareholders of the Company                        110,000                -

         The amounts due to related parties are non-interest bearing, unsecured, and have no specific terms of repayment (SEE NOTE 8)


-------------------------------------------------------------------------------
  5.   SHARE CAPITAL AND CONTRIBUTED SURPLUS
-------------------------------------------------------------------------------

       a)  Authorized - 40,000,000 common shares with a par value of $0.001

                                                 DECEMBER 31,                                           JUNE 1,
                              NUMBER OF            1998            CONTRIBUTED         NUMBER OF         1998         CONTRIBUTED
                              SHARES                $                SURPLUS            SHARES            $             SURPLUS
                           --------------     ---------------     -------------      ------------   ------------     ------------
       b)  Issued -
           Balance,
            beginning
             of period       5,320,000           5,320               235,930           -                -                 -

           Private
            placement        -                  -                    -               1,250,000           1,250             -
           Private
            placement        -                  -                    -               4,000,000           4,000             36,000
           Private
            placement        -                  -                    -                  70,000              70            209,930
                      ----------------       ---------         -------------       -----------        --------            -------
                             5,320,000           5,320               235,930         5,320,000           5,320            245,930
           Share issue
            Costs            -                   -                   -                -                 -                 (10,000)
                      ----------------      ----------          ------------  ----------------      ----------            -------

           Balance, end
            of period        5,320,000           5,320               235,930         5,320,000           5,320            235,930
                      ----------------      ----------          ------------  ----------------      ----------            -------
                      ----------------      ----------          ------------  ----------------      ----------            -------

           (SEE NOTE 8)
                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


-------------------------------------------------------------------------------
6.     LOSS PER SHARE
-------------------------------------------------------------------------------

       Loss per share for the period from January 8, 1998 (date of incorporation) to December 31, 1998 is $0.06.


-------------------------------------------------------------------------------
7.     COMPARATIVE FIGURES
-------------------------------------------------------------------------------

       Comparative figures are for the period from January 8, 1998 (date of incorporation) to June 1, 1998. Certain of the comparative figures have been reclassified to conform to the current presentation.


-------------------------------------------------------------------------------
8.     SUBSEQUENT EVENTS
-------------------------------------------------------------------------------

       Subsequent to year end:

       a) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of e-Auction Global Trading Inc., a Barbados company (the legal subsidiary). The purchase price was 34,500,000 common shares of the Company. The acquisition will be accounted for as a reverse takeover where the financial statements will be issued under the name of the legal parent but will be a continuation of the financial statements of the legal subsidiary. As preparation for the acquisition the Company increased its authorized capital stock to 250,000,000 shares of common stock.

            In connection with the acquisition of the Barbados subsidiary the company granted 1,000,000 stock options with an exercise price of $0.01 per share to the former employees, officers and directors of this company.

       b) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of Schelfhout Computer Systemen N.V.("Schelfhout"), a Belgian company. The purchase price is to be $10,000,000 and is to be paid as follows:

             Deposit                $1,000,000      (paid)
             At closing             $3,000,000      cash
             At closing             $6,000,000      in common shares of the Company

             The $6,000,000 in shares are not free trading and are subject to a timed release formula. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares are to be returned to the Treasury.

            The agreement is still subject to final approval by all parties.

                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


-------------------------------------------------------------------------------
8.     SUBSEQUENT EVENTS - CONT'D
-------------------------------------------------------------------------------

       c) In connection with the Schelfhout acquisition the Company received a loan of $1,000,000 from Millennium Advisors Inc., ("Millennium") a company related through a common director, acting as agent for undisclosed lenders. In addition Millennium received 197,219 common shares of the Company worth $1,000,000 as a financing fee.

            The Company also entered into a contract for services whereby Millenium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition.

       d) The Company, through its Canadian subsidiary, made two purchases of intellectual property. The first purchase was for $300 Cdn. paid in the form of 30,000 options for common shares with an exercise price of $0.01 Cdn. per share. In connection with this acquisition the Company entered into a consulting agreement where a company associated with the vendor would be paid $5,000 Cdn. per month and would also receive 65,000 options for common shares with an exercise price of $0.01 Cdn. per share.

            The second purchase was for $50,000 Cdn. in cash. In connection with this acquisition the Company entered into a management services agreement where $1,000 Cdn. per month would be paid to the vendor who also received 80,000 options for common shares with an exercise price of $0.01 Cdn. per share.

       e) Approved a stock option plan where 6,000,000 common shares are reserved for issuance on the exercise of options. Options are exercisable for a period of 10 years from the date of the grant.

       f) Granted a director of the Company 250,000 stock options with an exercise price of $5 per share. Granted employees 3,050,000 stock options with an exercise price of $0.85 per share.

       g) The Company advanced a further $100,000 to Intrepidus, Inc. in connection with the Bridge loan agreement.

       h) The Company received an additional $2,200,000 in the form of a convertible debenture, the terms of which still have to be finalized.


-------------------------------------------------------------------------------
9.     CONTINGENCY
-------------------------------------------------------------------------------

       A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

       The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


-------------------------------------------------------------------------------
9.     CONTINGENCY- CONT'D
-------------------------------------------------------------------------------

       The plaintiff claims the defendants'actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

       The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

       Exposure to the Company is not determinable at this time.


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10.    RECONCILIATION OF UNITED STATES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
-------------------------------------------------------------------------------

       a) Basic and diluted loss per share under U.S. GAAP are equal to the loss per share under Canadian GAAP. The weighted average number of shares for calculating loss per share is 4,266,704.

       b) Under U.S. GAAP, the Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company has deferred tax assets of approximately $78,800. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT #         EXHIBIT NAME                                         NOTES
---------         ------------                                         -----
Exhibit 2(i)      Articles of Incorporation
Exhibit 3(ii)     By-laws
Exhibit 4         Instruments defining the rights of security holders  Form of Common Share Certificate
Exhibit 6(i)      Material agreement                                   Share Exchange Agreement
Exhibit 6(ii)     Material agreement                                   Agreement with Millennium Advisors
Exhibit 6(iii)    Material agreement                                   Stock Option Plan
Exhibit 6(iv)     Material agreement                                   Schelfhout Share Purchase Agreement
Exhibit 15        Subsidiaries of the registrant

ITEM 2. DESCRIPTION OF EXHIBITS

The Exhibits required by this item are included as set forth in the Exhibit
Index.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            E-AUCTION GLOBAL TRADING INC.


December 15, 1999                           By:  /s/ Shane Maine
                                                 ------------------------------
                                                 Shane Maine
                                                 Chairman and Director

December 15, 1999                           By:  /s/ Michael Gilley
                                                 ------------------------------
                                                 Michael Gilley
                                                 Director